1 Corporate Way Lansing, MI 48951 517/381-5500

December 15, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting for filing through EDGAR Post-Effective Amendment No. 198 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 199 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485. This Amendment is being filed to reflect the following changes effective April 27, 2026:

1)	To add the following new fund and respective Sub-Adviser:
-JNL/PPM America Emerging Markets Debt Fund (existing Sub-Adviser: PPM America, Inc.);
2)	To add a Sub-Adviser to the JNL Multi-Manager International Small Cap Fund (existing Sub-Adviser: FIAM LLC);
3)	To change the investment strategy for the JNL Multi-Manager U.S. Select Equity Fund and to change the fund name to: JNL Multi-Manager Select Equity Fund;
4)	To change the investment strategy and remove the Investment Adviser to the Master Fund for the JNL/American Funds Global Small Capitalization Fund and to change the fund name to: JNL Multi-Manager Global Small Cap Fund (existing Investment Adviser: Jackson National Asset Management, LLC);
5)	To change the Sub-Adviser and investment strategy for the JNL/ClearBridge Large Cap Growth Fund to existing Sub-Advisers: FIAM LLC and J.P Morgan Investment Management Inc., and to change the fund name to: JNL/Fidelity Institutional AM® & JPMorgan Large Cap Growth Fund;
6)	To change the Sub-Adviser and investment strategy for the JNL/Invesco Diversified Dividend Fund to existing Sub-Adviser: Massachusetts Financial Services Company, and to change the fund name to: JNL/MFS Equity Income Fund;
7)	To reflect other changes.

If you have any questions, please contact me at (517) 574-2089.

Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett

Vice President & Assistant Secretary

encs.